DynaMotive Energy Systems Corporation

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR March 31, 2003

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

(Exact name of Registrant as specified in its charter)

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Suite 105-1700 West 75th Avenue

Vancouver, BC

Canada V6P 6G2

604) 267-6000

(Address of principal executive offices)

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[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F  X    FORM 40-F

---             ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of

1934.]

YES         NO  X

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[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

British Columbia Securities Commission

(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT
YY / MM /DD
DYNAMOTIVE ENERGY SYSTEMS CORP.		March 31, 2003		03	08	20
ISSUER’S ADDRESS
105 – 1700 West 75th Avenue
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL. NO.
Vancouver	B.C.	V6P 6G2	(604) 267-6005	(604) 267-6000
CONTACT NAME		CONTACT POSITION		CONTACT TEL NO.
Laura Santos		Corporate Secretary		(604) 267-6000
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
Laura.Santos@dynamotive.com	www.dynamotive.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED
“R. Andrew Kingston”	R. Andrew Kingston	YY / MM /DD
“signed”		03	08	20
DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED
“Richard Chen-Hsing Lin”	Richard Chen-Hsing Lin	YY / MM /DD
“signed”		03	08	20

FIN 51-901F Rev. 2001 /3/20

SCHEDULE A: FINANCIAL INFORMATION

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

Unaudited Interim Consolidated Financial Statements

For the three months ended March 31, 2003

(In U.S. Dollars)

Contents

Consolidated Financial Statements
Consolidated Balance Sheets	2
Consolidated Statements of Operations and Deficit	3
Consolidated Statements of Cash Flows	4
Notes to Consolidated Financial Statements	5-14
Supplementary Information	15

DynaMotive Energy Systems Corporation

Unaudited Consolidated Balance Sheets

(expressed in U.S. dollars)

	March 31,	December 31,
	2003	2002
	(Unaudited)	(Audited)
	$	$

ASSETS
Current
Cash and cash equivalents	9,559	25,093
Accounts receivable	36,834	59,102
Government grants receivable	116,345	160,316
Prepaid expenses and deposits	41,895	78,846
Total current assets	204,633	323,357
Capital assets	913,340	750,409
Patents	227,222	212,047
TOTAL ASSETS	1,345,195	1,285,813

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current
Bank indebtedness - short-term	314,936	479,422
Accounts payable and accrued liabilities	1,633,322	1,377,169
Convertible loans	—	101,034
Total liabilities	1,948,258	1,957,625

Shareholders’ deficit
Share capital	28,097,561	27,553,040
Shares to be issued (Note 5 c)	1,026,599	771,449
Contributed surplus	2,494,145	2,698,998
Cumulative translation adjustment	(593,573)	(543,744)
Deficit	(31,627,795)	(31,151,555)
Total shareholders’ deficit	(603,063)	(671,812)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	1,345,195	1,285,813

The accompanying notes are an integral part of these financial statements

Approved on behalf of the Board:

“R. Andrew Kingston”

  Director

                  “Richard C H Lin”      Director

DynaMotive Energy Systems Corporation

Unaudited Consolidated Statements Of Loss And Deficit

(expressed in U.S. dollars)

	Three Months Ended
	March 31,
	2003	2002
	$	$

REVENUE
Sales	—	14,926

EXPENSES
Cost of sales	—	—
Amortization and depreciation	29,539	79,735
Interest expense	8,921	5,313
Marketing	3,225	30,528
Office supplies, telephone and insurance	45,659	118,114
Professional fees	223,109	314,460
Rent	25,572	101,230
Research and development	3,736	120,219
General and administrative salaries and benefits	207,305	373,349
Exchange (gain) loss	(65,147)	50,007
	481,919	1,192,955
Loss from operations	(481,919)	(1,178,029)

Interest and other income	5,679	513
Loss for the period from continuing operations	(476,240)	(1,177,516)

Loss from discontinued operations (Note 3)	—	(483,773)
Loss for the period	(476,240)	(1,661,289)
Deficit, Beginning of period	(31,151,555)	(25,773,048)
Deficit, end of period	(31,627,795)	(27,434,337)

Weighted average number of common shares outstanding	50,674,363	41,169,718

Basic and diluted loss per common share
Continuing operations	0.01	0.03
Discontinued operations	—	0.01
Loss per share	0.01	0.04

                               The accompanying notes are an integral part of these financial statements.

DynaMotive Energy Systems Corporation

Unaudited Consolidated Statements Of Cashflow

(expressed in U.S. dollars)

	Three Months Ended
	March 31,
	2003	2002
	$	$

OPERATING ACTIVITIES
Loss from continuing operations	(476,240)	(1,177,516)
Add items not involving cash:
Amortization and depreciation	29,539	79,735
Stock based compensation	70,625	125,572
Translation (gain) loss	(65,147)	50,007
Net change in non-cash working capital balances related to operations [note 6]	359,343	614,512
Cash used in operating activities	(81,880)	(307,690)

FINANCING ACTIVITIES
Decrease in short term bank indebtedness	(164,486)	(84,657)
Increase in other long-term liabilities & deferred credits	—	117,374
Share capital issued	235,634	715,731
Shares to be issued	119,078	83,680
Cash provided by financing activities	190,226	832,128

INVESTING ACTIVITIES
Increase in patent costs	(4,222)	(5,820)
Purchase of capital assets (net of government grants)	(131,104)	(61,398)
Cash used in investing activities	(135,326)	(67,218)

Increase (decrease) in cash and cash equivalents from continuing operations	(26,980)	457,220
Decrease in cash and cash equivalents from discontinued operations	—	(528,222)
Effects of foreign exchange rate changes on cash	11,446	9,461
Decrease in cash and cash equivalents during the period	(15,534)	(61,541)
Cash and cash equivalents, beginning of period	25,093	61,541
Cash and cash equivalents, end of period	9,559	—

       The accompanying notes are an integral part of these financial statements.

DynaMotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2003 and 2002

(in U.S. dollars)

1. DESCRIPTION OF BUSINESS

In this Report, unless the context otherwise requires, the terms the "Company" and "DynaMotive" refer to DynaMotive Energy Systems Corporation and its subsidiaries. The Company is listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.  The executive office of the Company is Suite 105 – 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 1-604-267-6000).

DynaMotive was incorporated on April 11, 1991 under the laws of the Province of British Columbia. The Company changed its name from Dynamotive Technologies Corporation on June 26, 2001. Dynamotive is focused on the development of innovative energy solutions on its patented fast pyrolysis system. The Company’s focus is to commercialise its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

DynaMotive Energy Systems Corporation (the “Company” or “DynaMotive”) is a leader in biomass-to-liquid fuel conversion, a process known as “fast pyrolysis”. Its principal business is the development and commercialisation of its renewable energy process called BioThermTM, which is a fast pyrolysis process that produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to develop significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other biomass residues. In many cases the residues are costly to dispose of and therefore are available at zero cost or are potentially revenue generating to then convert into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral and is consistent with other renewable energy sources such as wind, hydro and solar.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries DynaMotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; DynaMotive Europe Limited, incorporated under the laws of the United Kingdom; DynaMotive Canada Inc., federally incorporated under the laws of Canada; DynaPower Inc., incorporated under the laws of British Columbia [note 11]; DynaMotive Puerto Rico, Inc., incorporated under the laws of Puerto Rico; DynaMill Systems Ltd. and DynaMotive Electrochem Corporation, incorporated under the laws of British Columbia.  DynaMotive Electrochem Corporation, DynaMill Systems Ltd. and DynaMotive Puerto Rico, Inc. are companies with no significant net assets or operations.

In April 2001, the Company acquired 75% of Border Biofuels Limited (“BBL”), in the U.K. In December 2002, BBL was petitioned into bankruptcy by creditors and became insolvent. The Company elected not to provide additional capital to maintain BBL’s operations and a liquidator was appointed in January of 2003.

In May 2001, the Company announced its intention to sell certain assets in its metal cleaning subsidiary, DynaPower, Inc. to focus all of its resources on its BioOil production technology. This sale was completed April 11, 2002 [note 11].

DynaMotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2003 and 2002

(in U.S. dollars)

2. UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited balance sheet at March 31, 2003, the unaudited interim statements of loss and deficit and cash flows for the three-month periods ended March 31, 2003 and 2002, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2002. These interim financial statements include all adjustments necessary for the fair statement of results of the interim periods.  The data disclosed in the notes to the interim consolidated financial statements for this period are also unaudited. Results for the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2002, and the summary of significant accounting policies included therein.

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the translation or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the six months. Gains and losses resulting from this process are recorded in shareholders’ deficit as an adjustment to the cumulative translation adjustment account.

3. BORDER BIOFUELS LTD.

[a]

Liquidation of BBL

On April 6, 2001, the Company acquired 75% of the outstanding common shares of Border Biofuels Limited (“BBL”), a United Kingdom Green Power project development company for a nominal cash consideration of $2 (£1) plus acquisition cost of $70,241 (£49,537).

On December 13, 2002, BBL was placed into liquidation when a petition was made by creditors under the Insolvency Act of 1986 of the United Kingdom. Substantially all of its assets will be liquidated by a bank appointed receiver. The Company does not expect to recover any proceeds from the sale of BBL’s assets.

As BBL is in liquidation at March 31, 2003, the Company no longer controls the operating, financing and investing decisions of the BBL. As such, the financial position and results of operations have been deconsolidated from the date that BBL was petitioned into bankruptcy.

Accordingly, the results of operations of BBL for the current and prior periods have been accounted for as discontinued operations.

DynaMotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2003 and 2002

(in U.S. dollars)

3. BORDER BIOFUELS LTD. (Cont’d)

[b]

Guarantee provided by Dynamotive

In 2001, BBL entered into a credit facility with Bank of Scotland for a maximum of $314,980 (£200,000). The credit facility is denominated in British Pounds Sterling. Interest is charged at the bank’s base rate plus 3%. The credit facility is guaranteed by the Company. During 2002 BBL became insolvent. If the Bank is unable to realize on its security with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company has recognized the full amount of the guarantee as a current liability and included the impact as part of the 2002 loss from discontinued operations.

4. DYNAPOWER MANAGEMENT BUYOUT

In May 2001, the Company announced its intention to sell certain assets in its metal cleaning subsidiary, DynaPower, Inc. to the management of DynaPower for nominal consideration of $1 and to obtain future royalties on all revenue of DynaPower Systems for a period of seven years. This divestiture was completed April 11, 2002.

The divestiture included all tangible assets of the DynaPower division, including test equipment, furniture and equipment, which were transferred to the new owners upon closing the sale. The Company retains ownership of the intellectual property related to the DynaPower metal cleaning technology and has licensed the intellectual property to DynaPower, Inc. The license entitles the Company to receive royalties for seven years from the closing of the sales agreement. The royalties are based on an increasing percentage of the cumulative revenues generated by DynaPower, Inc. on sales of DynaPower systems over the royalty period.

In 2002, the Company recorded write-downs of patents related to DynaPower for $118,732 and in 2001 recorded write-downs of the DynaPower capital assets of $175,037.

The intellectual property will transfer from the Company to DynaPower, Inc. on the expiration of the royalty period at March 31, 2009 only if a cumulative sales threshold is reached. Irrespective of whether the cumulative sales threshold is reached, royalty payments will continue to the end of the royalty period.

5. SHARE CAPITAL

[a] Authorized share capital

The Company’s authorized capital consists of 100,000,000 common shares (2002 - 100,000,000 common shares) with no par value and 100,000,000 Class A preferred shares (2002 - 100,000,000) with a par value of $5.00 each, having attached special rights and restrictions. No preferred shares were issued and outstanding at March 31, 2003.

DynaMotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2003 and 2002

(in U.S. dollars)

5. SHARE CAPITAL(CONT’D)

[b] Issued and outstanding share capital

	March 31, 2003	December 31, 2002
	$	$

Issued and outstanding
Common Shares 51,666,937 [December 31, 2002 – 49,941,000]	$28,097,561	$27,553,040
Preferred Shares, Nil, [December 31, 2001 – Nil]	-	-

Common Share Issuance Summary for the Period	$	Number of Shares

Share Capital, December 31, 2002	27,553,040	49,941,000
Private placement issued for cash	250,334	1,038,448
Private placement issued for commercial services	—	70,000
Shares issued from exercised of options for commercial services	296,747	624,820
Shares issued, for directors & employees compensation	(2,560)	(7,331)

Share Capital, March 31, 2003
Common shares without par value	28,097,561	51,666,937

[c]   Shares to be issued

At March 31, 2003, the Company has 5,535,853 common shares to be issued.  Included in the amount are 2,925,564 common shares for a total of $555,145 to be issued to a director and non-employees for services rendered under compensation arrangements.

The remaining 2,610,289 common shares of which 1,471,387 common shares are related to a private placement commenced during the third quarter of 2002; 422,773 common shares are related to conversion of a convertible loan and 716,129 common shares are related to a private placement commenced in March 2003 to raise funding of up to $2 million. At March 31, 2003, the Company has received $471,454 in cash for these shares to be issued.

DynaMotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2003 and 2002

(in U.S. dollars)

5. SHARE CAPITAL(CONT’D)

[d] Stock options

At March 31, 2003, the following stock options to Directors, employees and others were outstanding:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at March 31, 2003	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Outstanding at March 31, 2003	Weighted-Average Exercise Price

$0.35 - $0.90	4,301,017	2.06 years	$0.52	4,301,017	$0.52
$1.00	442,000	1.49 years	$1.00	442,000	$1.00
$1.50	350,000	1.91 years	$1.50	316,000	$1.50
	5,093,017			5,059,017

From time to time, the Company has provided incentives in the form of share purchase options to the Company’s directors, officers, employees and others. The Company has reserved 7,750,041 (15%) of common shares for issuance upon the exercise of stock options of which at March 31, 2003, 2,657,024 are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant and the term may not exceed five years from the date of the grant. Stock options granted are also subject to certain vesting provisions as determined by the Compensation Committee.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

Options Exerciseable	Options Exerciseable	Options Exerciseable
	No. Common Shares Issuable	Weighted Average Exercise Price

Balance, December 31, 2002	5,827,837	0.63
Options granted	150,000	0.20
Options forfeited or expired	(260,000)	0.65
Options exercised	(624,820)	0.48
Balance, March 31, 2003	5,093,017	0.63

Included in the options granted in the quarter, 150,000 options were granted to non-employee for services rendered recorded at a fair value of $33,750.

DynaMotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2003 and 2002

(in U.S. dollars)

5. SHARE CAPITAL (CONT’D)

[e] Common share purchase warrants

At March 31, 2003 the common share purchase warrants outstanding were as follows:

	No. of Common	Exercise
	Shares Issuable	Price	Expiration Date
Series F Warrants	933,333	$0.70	March 5, 2005
Series J Warrants	201,250	$0.70	July 31, 2003
Series K Warrants	35,000	$0.70	July 31, 2003
Series M Warrants	395,272	$0.70 to $1.50	June 22, 2003 – May 09, 2005
Series N-b Warrants	275,756	$0.70	September 5, 2004 - October 1, 2004
Series O Warrants	300,000	$0.35	June 10, 2005
Series P Warrants	910,889	$0.40	July 29, 2005 – January 19, 2006
Total	3,051,500

Summary of warrants cancelled and issued during the nine month period ending March 31, 2003:

	Number of Common Shares Issuable
	at December 31, 2002	via Warrants Cancelled during the 3-month Period ending March 31, 2003	via Warrants Issued during the 3-month Period ending March 31, 2003	at March 31, 2003	Exercise Price
Series F Warrants	968,333	35,000		933,333	$0.70
Series G Warrants	84,000	84,000		0	$0.70
Series J Warrants	201,250			201,250	$0.70
Series K Warrants	35,000			35,000	$0.70
Series L Warrants	64,491	64,491		0	$0.70 to $2.0
Series M Warrants	395,272			395,272	$0.70 to $1.50
Series N-b Warrants	275,756			275,756	$0.70
Series O Warrants	300,000			300,000	$0.35
Series P Warrants	541,665		369,224	910,889	$0.40
	2,865,767	183,491	369,224	3,051,500

DynaMotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2003 and 2002

(in U.S. dollars)

5. SHARE CAPITAL (CONT’D)

[f] Stock appreciation rights

During 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights (“SA Rights”) for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant.

The SA Rights vest as the Company achieves stock value targets as defined in the agreement: 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $30 million for a consistent twenty day trading period; 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $50 million for a consistent twenty day trading period; 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period.

The Company also has the right to redeem the SA Rights at its option under certain circumstances.  The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares.  The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

At March 31, 2003 and December 31, 2002, 1,471,668 SA Rights were issued and 1,111,667 were vested. There was no SA Rights expenditure recognised during the period.

At March 31, 2003, the following stock appreciation rights all of which were issued to employees, were outstanding:

SA Rights	Initial Value	Expiration Date

1,122,501	$0.400	January 28, 2004
200,000	$0.625	May 1, 2004
149,167	$1.000	May 1, 2004
1,471,668

DynaMotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2003 and 2002

(in U.S. dollars)

5. SHARE CAPITAL (CONT’D)

[g] Escrow Shares

At March 31, 2003, 556,000 common shares were held in escrow to be released at a rate of one share for each $0.17 of “cash flow” as defined in the agreement, generated by the Company.

At March 31, 2003, 225,334 common shares remain in escrow from a total of 676,000 common shares originally put in escrow in 1998. These common shares are to be released from escrow as follows: : 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $30 million for a consistent twenty day trading period which occurred in fiscal 2000; 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $50 million for a consistent twenty day trading period which occurred in fiscal 2000; 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period.

During the quarter ended March 31, 2003, nil [2002 - nil] common shares were released from escrow and at March 31, 2003, 781,334 [2002 - 781,334] common shares are held in escrow.

6. SUPPLEMENTARY CASH FLOW INFORMATION

Components of changes in non-cash balances related to operations are:

	Three Months Ended
	March 31,
	2003	2002
Net change in non-cash working capital	$	$

Account and government grants receivable	66,239	(34,080)
Inventory	—	(10,213)
Prepaid expenses and deposits	36,951	41,603
Accounts payable and accrued liabilities	256,153	612,402
Deferred Revenue	—	4,800
	359,343	614,512

DynaMotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2003 and 2002

(in U.S. dollars)

7. SEGMENTED FINANCIAL INFORMATION

In 2003, the Company has one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology, BioTherm™. Substantially all of the Company’s operations and assets are in Canada and are solely focused on the development and commercialisation of its BioTherm technology. BioOil Power Generation is a biomass-to-energy technology that converts low value forest waste and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

In prior years, the Company also had two other reportable segments: DynaPower and Actuator. The Company has sold the operating assets of DynaPower to an employee and has entered into a licensing arrangement for the DynaPower intellectual property retained by the Company. The licensing agreement under the Actuator segment expired in 2002 and has not been renewed. The actuator technology is used in both steel and aluminium welding.

Corporate and other includes other corporate related amounts that are not a separately reportable segment.

Business Unit Segments

      Three Months Ended

	March 2003	March 2002
	$	$
Revenue
DynaPower	—	11,534
Corporate and other	—	3,392
	—	14,926

Loss for the period from continuing operations
BioOil Power Generation	(45,117)	(234,631)
Actuator	—	(2,311)
DynaPower	—	(93,033)
Corporate and other	(431,123)	(847,541)
	(476,240)	(1,177,516)

Geographic Segments

	March 2003	March 2002
	$	$
Revenue
Canada	—	3,392
France	—	4,618
Mexico	—	6,916
	—	14,926

DynaMotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2003 and 2002

(in U.S. dollars)

8. SUBSEQUENT EVENTS

On June 3, 2003 the Company entered into a loan agreement with a U.S. based Trust for $200,000 and an officer of the Company for $50,000. The loan bears interest at 2% per month and has a 12-month term. The Company also issued 2.5 million warrants exercisable at $0.20 each for a period of five years as part of the loan financing.

In June 2003 the Company was notified by Sustainable Development Technology Canada (“SDTC”) that it is among the successful submissions to receive financial support for its proposed Erie Flooring BioOil Generation project to be based in Ontario, Canada. The project is to be developed in partnership with Orenda division of Magellan Aerospace, Ontario Power Generation, UMA Engineering and Erie Flooring and Wood Products.

The Company expects the US$2 million financing as announced earlier to be completed in September, 2003. This financing is to meet working and development capital needs for the remainder of 2003.

DynaMotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2003 and 2002

(in U.S. dollars)

SUPPLEMENTARY INFORMATION

Research and Development Expenses
Breakdown by major category:
	Three Months Ended
	March 31,
	2003	2002
	$	$
Material	1,256	20,108
Salary and Benefits	26,486	95,888
Consulting	41,813	2,449
Miscellaneous Costs	1,181	1,774
	70,736	120,219
	(67,000)	0
Less: Government assistance programs	3,736	120.219

Professional Fees	Three Months Ended
Breakdown by major category:	March 31,
	2003	2002
	$	$
Consulting	191,067	163,926
Audit and Tax Services	16,540	90,305
Legal Fees	14,926	59,979
Miscellaneous Costs	576	250
	223,109	314,460

SCHEDULE B: SUPPLEMENTARY INFORMATION

Section 1 - Year to Date January 1, 2003 to March 31, 2003

a)

Breakdown of Deferred Costs

Patents Accumulated Net Book Value

	Cost $	Amortization $	Net Book Value $
Patents	280,368	53,146	220,152
Trademarks	7,070	—	7,070
Total	287,438	53,146	227,222

b)

Breakdown of major categories of research and development expenses:

Please refer to the Supplementary Information schedule in the unaudited interim consolidated financial statements for details.

c)

Breakdown by major category of general and administrative expenses:

Please refer to the Supplementary Information schedule in the unaudited interim consolidated financial statements for  details.

Section 2 - Year to Date January 1, 2003 to March 31, 2003

Related Party Transactions

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties.  The Company had the following transactions with related parties during the quarter:

Consulting fees and salaries of $88,968 for the quarter (2002 - $119,033) have been accrued and paid to Directors (or companies controlled by Directors) of the Company.  Included in the amount above, is $nil (2002 - $119,033) paid by stock based compensation.

Section 3 - Year to Date January 1, 2003 to March 31, 2003

a)

Summary of Securities issued during the three months ended March 31, 2003

Common Share Issuance Summary for the Quarter	$	Number of Shares

Private placement issued for cash (i)	250,334	1,038,448
Private placement issued for commercial services (ii)	—	70,000
Shares issued from exercised of options for commercial services (iii)	296,747	624,820
Shares issued, for directors & employees compensation (iv)	(2,560)	(7,331)
	544,521	1,725,937

i.

700,000 common shares issued for cash pursuant to a private placement commenced during the fourth quarter of 2002 for a total of $140,000 at $0.20 per share.

338,448 common shares issued for cash pursuant to a partial close of a private placement commenced during the third quarter of 2002 for $110,334 at $.326 per share.

ii.

70,000 common shares issued pursuant to agent’s fees subscribed into the third quarter 2002 private placement at $0.20 per share.

iii.

624,820 common shares issued for payment of $296,747 in compensation at share prices ranging from $0.20 to $0.75 each.

iv.

7,331 common shares previously issued to a director of  the Company cancelled and returned to Treasury.

Section 3 - Year to Date January 1, 2003 to March 31, 2003 (Cont’d)

b) Summary of options granted during the three months ended March 31, 2003.

Name of Optionee	No. of Options	Exercise Price	Grant Date	Expiry Date
Directors and Officers:	-	-	-	-
Employees and Consultants:
Employees	-	-	-	-
Consultants	150,000	$0.20	January 20, 2003	January 19, 2003
Total	150,000

Section 4 – As at the quarter ended March 31, 2003

a)

Authorized Capital

Please refer to Note 4(a) of the unaudited interim financial statements for details.

b)

Issued Capital

Please refer to Note 4(b) of the unaudited interim financial statements for details.

c)

Options Outstanding

Please refer to Note 4(d) of the unaudited interim financial statements for details.

d)

Shares subject to escrow and pooling arrangements

Please refer to Note 4(g) of the unaudited interim financial statements for details.

e)

List of Directors

Andrew Kingston, Director, President and Chief Executive Officer

Richard Lin, Director, Chairman, Director

Michael McDowell, Ph.D, Director

Curtin Winsor, Ph.D, Director

Sing-Cheng Hong, Director

Chih-Lin Chu, Director

Marvin Josif, Director

f)

List of Officers

Marvin Josif, Chief Financial Officer (Interim)

Rodolfo Guido, Chief Operating Officer

James Acheson, U.S. Subsidiary, Chief Operating Officer

Antony Robson, U.K. Subsidiary, Managing Director

Warren Johnson, Chief Technology Officer

Laura Santos, Corporate Secretary

SCHEDULE C: MANAGEMENT’S DISCUSSION AND ANALYSIS

(Three month period ended March 31, 2003 compared to the three-month period ended March 31, 2002)

This “Management’s Discussion And Analysis” should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes of the Company included in this Quarterly Report, and with the audited Consolidated Financial Statements and Notes, included in the Company’s Annual Report for the year ended December 31, 2002.

The following sets out management’s discussion and analysis of our financial position and results of operations for the three months ended March 31, 2003 and 2002.

All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).  Certain statements in this quarterly report may constitute “forward-looking” statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management’s current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as “may, expects, intends, anticipates, believes, estimates and forecasts” and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are expected to review the section in Management’s Discussion and Analysis in the 2002 Annual Report on Form 20-F entitled “Risk Factors” for a more complete discussion of factors that could affect DynaMotive’s future performance.

DESCRIPTION OF  BUSINESS

DynaMotive Energy Systems Corporation (the “Company” and or “DynaMotive”) is a leader in biomass-to-liquid fuel conversion, a process known as “Fast Pyrolysis”. Its principal business is the development and commercialisation of its renewable energy process called BioThermTM, which is a fast pyrolysis process that produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to develop significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases the feedstock sources are costly to dispose of and therefore are available at zero cost or are potentially revenue generating to then convert into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral and is consistent with other renewable energy sources such as wind, hydro and solar. The significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations. Information for the total revenues by category of activity and geographic market for each of the last three years is detailed in Note 17 to the Consolidated Financial Statements.

DynaMotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels, in competition with other pyrolysis technologies, and other biomass to energy applications. The Company’s fast pyrolysis process efficiently converts raw biomass or biomass wastes into three fuel types:  Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with no emissions or waste by-products.

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of DynaMotive Canada Corporation. On October 31, 1995, the shareholders approved a change of name to DynaMotive Technologies Corporation and on June 26, 2001, the shareholders again approved a change of name to the Company’s current name.

As of March 31, 2003, the Company had six wholly-owned subsidiaries: DynaMotive Corporation (incorporated in the State of Rhode Island in 1990), DynaMotive Europe Limited (formerly known as DynaMotive Technologies (UK) Ltd., incorporated in the United Kingdom in 1996), and DynaMotive Canada, Inc. (incorporated in Canada in November 2000), DynaMotive ElectroChem Corporation (incorporated in the Province of British Columbia in 1993), DynaMill™ Systems Limited (incorporated in the Province of British Columbia in 1996) and DynaMotive Puerto Rico, Inc. (incorporated in Puerto Rico in 1997). The latter three are currently inactive and the Company’s wholly-owned subsidiary, DynaMotive Europe Ltd., purchased 75% of the shares of Border Biofuels Ltd. (BBL), a United Kingdom company, in April, 2001.  In 2002, BBL became insolvent and the Company now treats it as a discontinued operation.

In this Report, unless the context otherwise requires, the terms the "Company" and "DynaMotive" refer to DynaMotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.

The principal executive office of the Company is Suite 105 – 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).

ACCOUNTING POLICIES

The Company’s unaudited financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The Company believes the significant accounting policies as detailed in note 2 of its audited consolidated financial statements for the year ended December 31, 2002, affect its more significant judgments and estimates used in the preparation of its unaudited consolidated financial statements. Unless otherwise indicated, all dollar amounts are disclosed in US dollars.

Basis Of Presentation And Accounting Policies

The Company’s accounting policies are detailed in note 2 of the audited consolidated financial statements for the year ended December 31, 2002.

RESULTS OF OPERATIONS

The Company is engaged in the development of its core technologies and as such, it mainly expends monies on research and development activities, and on the resources and infrastructure required to develop and commercialize its products. For the three months (“quarter”) ended March 31, 2003, the Company incurred a net loss of $476,240 or $0.01 per share. This compares to a net loss from continuing operations for the same quarter of the preceding fiscal year (“2002”) of $1,177,516 or $0.03 per share and the net loss including discontinued operations of $1,661,289 or $0.04 per share. The decrease in the level of losses incurred in 2003, compared to 2002, was attributable to the general reduction of overhead expenses including marketing expenses, professional fees, research and development, and general & administrative salaries and benefits.

Revenue

In April 2002, the Company announced that it had completed the sale of DynaPower, its metal cleaning subsidiary to former employees. The Company is now exclusively focused in the bioenergy field and in  the development of BioOil related technology and systems. As part of the agreement, the Company will retain ownership in all DynaPower’s intellectual property and will receive royalty income with respect to certain DynaPower patents. The financial statements provided in this document have been restated on a comparative basis to reflect this change.

Revenue for the quarter ending March 31, 2003 was nil compared to $14,926 for the same quarter in 2002 due to a decrease in contract sales. The Company currently has no commercial or contract sales revenue during the quarter. The Company anticipates minimal future revenue from contract sales as it focuses on the research and development activities pertaining to its own BioOil related technologies, products and raw materials sourcing.

Expenses

The cost of sales for the first quarter in 2003 and 2002 were nil, due to the reduction in contract sales. The Company currently has no commercial or contract sales  revenue during the period and anticipates minimal future revenue until such time that its BioOil related technologies are successfully commercialized.

For the first quarters in 2003 and 2002 the Company had expended on a quarterly basis $70,736 and $120,219 respectively, on research and development. Of these research & development expenditures, $67,000 and $nil respectively, were sponsored by government funding. The remainder of the respective quarterly expenditures were Company sponsored. The decreased expenses for 2003 were due to the reduction of R&D activities during the 2003 first quarter.

The Company expects to be able to draw significantly from government grant, including the Government of Canada’s Technology Partnerships Canada program both for research & development and project related expenditures in 2003 and 2004. The Company’s agreement with Technology Partnerships Canada pertains to maximum funding of C$8.235 million (US$ 5.6 million) through June 2003, of which CAD$3.66 million has been received as of March 31, 2003.

General and administrative salaries and benefits in the first quarter of 2003 decreased to $207,305 from $373,349 for the same quarter in 2002. The decrease in 2003 was mainly due to reduced activity in the general and administrative area and the completion of the Company’s research and development activites with its 10 tonne per day (“TPD”) pilot plant.

Consulting and professional fees for the first quarter were $223,109 compared to $314,460 in the same quarter of 2002. The decrease in 2003 was due to lower legal and audit expenses.

Amortization and depreciation expenses decreased to $29,539 in the first quarter of 2003 from $79,735 in the same quarter in 2002. These decreases were due to the liquidation of Border BioFuels Limited and the write down of assets in 2002.

Interest expenses increased in the quarter to $8,921 from $5,313 in the same quarter in 2002. The increases were due mainly to the increases in total liabilities.

Marketing expenses for the first three months of 2003 decreased to $3,225 from $30,528 for the same period in 2002. These decreases were due to a reduction in the use of external consultants for marketing activities.

Office supplies, telephone and insurance decreased to $45,659 during the first quarter from $118,114 in the same quarter in 2002 mainly due to the reduced activities in the general and administrative area.

Rent for leased premises decreased to $25,572 in the quarter from $101,230 in the same quarter 2002 due to the reduced office spaces, reduced research and development facilities rent and the liquidation of BBL.

Currency exchange gain in the quarter amounted to $65,147 compared to the loss $50,007 in the same quarter in 2002. These non-cash changes were due to the depreciation of the US dollar against the pound sterling on the assets of Border BioFuels Limited. For further explanation on foreign exchange accounting practice, please refers to Note 2 to the unaudited interim financial statements for the quarter.

Net Loss

During the quarter ended March 31, 2003, the Company recorded a net loss from continuing operations of $476,240, while the net loss from continuing operations for the same quarter in 2002 amounted to $1,177,516. Loss from discontinued operations in the first quarter of 2003 was $nil and loss from discontinued operations in the same quarter of 2002 amounted to $483,773. The decrease in operating loss was primarily attributable to (i) a decrease in marketing related expenses, (ii) a decrease in research and development expenses, and (iii) decrease in general and administrative salaries and benefits.

The basic and diluted loss per common share for 2003 decreased to $0.01 compared to $0.03 for the same quarter in 2002 from continuing operations and $0.04 including discontinued operations. The basic and diluted loss per share for the current periods were lower because the decrease in the operating loss and the increase in the weighted average number of Common Shares outstanding. The weighted average number of Common Shares for the quarter increased to 50,674,363 shares for the quarter ended March 31, 2003 from 41,169,718 for the quarter ended March 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

Principal sources of liquidity during the quarter ended March 31, 2003 were (I) $235,634 in net proceeds  after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and (ii) $119,078 in deposits for Common Shares expected to be issued in  September,  2003 pursuant to private placement offerings of shares at prices ranging from $.155 and $.20 per share and  warrants priced at $.25 per share

For the quarter ended March 31, 2002 the principal sources of liquidity were, (i) $715,731 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and Common Shares options exercised for cash; (ii) $14,926 in sales revenues generated by the Company; (iii) $117,374 increase in other long term liabilities resulting from the acquisition of Border Biofuels Ltd. and; (iv) $83,680 in deposits for Common Shares to be issued in the remainder of 2002 pursuant to private placement offerings commenced in 2002.

Overall change in cash flows during the first quarter of 2003 was -$15,534 as compared to -$61,541 during the same quarter in 2002. These differences were due to the significantly less cash used in operating in the current period.

During the quarter ended March 31, 2003, the Company generated cash from financing activities of $190,226 and used cash in investing activities and operating activities of $135,326, and $81,880 respectively.

The net amount of cash used in operating activities during the first quarter of 2003 decreased to $81,880 from $307,690 in the first quarter of 2002. Cash used in operating activities consisted of a net loss from continued operations for the first quarter 2003 of $476,240 that was significantly offset by (i) change in working capital balances related to operations of $359,343, (ii) currency translation gain of $65,147, (iii) non-cash equity compensation expenses, $70,625, and (iv) amortization of non-cash items in the sum of $29,539.

Financing activities during the first quarter 2003 generated a net increase in cash of $190,226, primarily from the Company’s private placements of Common Shares. Financing activities in the first quarter 2002 generated a net cash increase of $832,128, also primarily from the Company’s private placements of Common Shares. Proceeds from all recent financings were used for general working capital purposes.

Investing activities in the first quarter 2003 resulted in use of cash, net of grants and disposal, in the amount of $135,326. Of this amount, $131,104 was incurred in the acquisition of capital assets, and  $4,222 was expended on patents. Investing activities in the first quarter 2002 resulted in use of cash, net of grants and disposal, in the amount of $67,218 that consisted of $61,398 incurred in the acquisition of capital assets, and $5,820 was expended on patents.

As at March 31, 2003, the Company has a working capital deficiency of $1,743,625 and incurred a net loss of $476,240 for the quarter-ended March 31, 2003, and has a shareholders’deficit of $603,063.

DynaMotive has no commercial revenue from its core BioOil operations and is therefore dependent on its financing activities and contract research revenues to fund its operations. The proceeds from the recent equity and debt financing, together with Technology Partnerships Canada funding, will be applied to finance the Company’s ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. DynaMotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. DynaMotive’s operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular DynaMotive will require significant additional financing in the future to develop and market its technology to its full potential.

In addition to contemplated equity offerings during 2003, the Company expects to be able to draw significantly from government grant, including the Government of Canada’s Technology Partnerships program for research & development and demonstration project related expenditures. The Company expects to draw in 2003 a significant portion of the CAD$4.57 million (US$3.1 million) remaining in the TPC project funding.

Late during the first quarter of 2003,  the Company commenced a $2 million tranched private placement at a share price based on the average bid/ask prices for five trading days prior to to the closing date including a warrant to purchase one half of a share of common stock of the Company. As at the end of the quarter, the Company received $110,000 towards this funding and 716,129 shares and 358,064 warrants remain to be issued in this respect.

Regarding the European operation, the Company has relocated its headquarters in London to Rotch Limited as part of its strategic alliance agreement. The Company finalized the release of its European Headquarters and reduced staff, with Mr. Antony Robson and consultant, Mr. Gaby Dadoun now responsible for European operations. Mr. Robson continues in his role as Managing Director Europe.

The 10TPD pilot plant located at BC Research Institute at UBC has successfully completed its program having confirmed the technology’s scalability and reliability as well as the capacity to replicate the technology enhancements achieved.  The plant has exceeded design parameters operating on a continuous basis at 50% above its nominal design capacity.  The Company also announced full focus of its resources to the construction of a 100 tpd commercial plant in Canada.  As a result of the pilot plant program being completed, the Company has closed its testing facilities at BCRI and has consolidated its operations at its Corporate Headquarters in Vancouver.

In the area of R&D, the Company launched its lime kiln program to validate the use of BioOil as a fuel for lime kilns in the pulp and paper industry.  Initial results have been positive and the program is expected to be concluded in the third quarter this year. DynaMotive’s objective through this program is to provide an environmentally friendly and economically viable alternative to fossil fuel consumption, and to reduce or eliminate waste disposal costs and provide green house gas credits to the users.

During the quarter, the Company signed its first option on wood residue.  An option for 500,000 tonnes of wood residue with L&M Wood Products of Saskatchewan was entered into and project evaluation is underway.  The Company expects to complete commercial feasibility on the site in the third quarter of 2003 and, subject to a positive evaluation, to develop an exploitation program.  The site should could yield up to 2,140,000 barrels of BioOil (or 1,150,000 barrels of oil equivalent) .

SUBSEQUENT EVENTS

Subsequent to March 31, 2003, the Company continued to progress towards a commercial demonstration operation in Canada. The integrated plant will utilize wood residue from Erie Flooring’s Ontario operations and will be comprised of wood conditioning equipment, pyrolysis plant and power island. Pyrolysis and generation equipment are to be provided by DynaMotive and Magellan Aerospace division-Orenda Industrial respectively. Ontario Power Generation has entered into an agreement with the Company to partner in this project. Ramsay Machine Works Ltd. has signed an MOU with the Company for the fabrication and design of multiple pyrolysis systems. UMA Engineering Ltd. would act as project engineers. The Company has also entered into a MOU with Bruks-Klockner Inc., a world leading company for wood processing equipment to participate in the development of this project. Furthermore, in June 2003, the project was approved to receive a funding contribution from Sustainable Development Technology Canada.

In June, the Company announced that it expects the US$2 million financing as announced earlier this quarter to be completed  by September, 2003 and as of the date hereof an aggregate of $2.15 million has been received including cancellation of $390,000 in consulting fees payable by the Company, 885,826 shares have been issued and 11.5 million shares are issuable upon the Company completing its continuous disclosure filings. This financing is to meet working and development capital needs for 2003.